UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39805

BGM Group Ltd

No.152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200,

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Directors

Departure of Chairman of the Board of Directors and Co-Chief Executive Officer

On July 29, 2026, the board of directors (the “Board”) of BGM Group Ltd (the “Company”) received the resignation letter of Mr. Chen Xin from his position as the Chairman of the Board and Co-Chief Executive Officer of the Company, effective from July 30, 2026.

Mr. Chen Xin’ s resignation was due to his personal reasons and not as the result of any dispute or disagreement with the Company or the Board.

Appointment of New Chairman of the Board of Directors and Co-Chief Executive Officer

Effective from July 30, 2026, the Board appointed Mr. Zhanchang Xin as the Chairman of the Board of the Company.

The biographical information of Mr. Zhanchang Xin is set forth below:

Mr. Zhanchang Xin has extensive experience in corporate management and the pharmaceutical industry. Since August 2006, Mr. Xin has served as the Chairman of the Board of Gansu Qilianshan Pharmaceutical Co. Ltd. Mr. Xin has over 35 years of research and engineering in the pharmaceutical industry. He has worked for Gansu Qilianshan Pharmaceutical Co. Ltd. for 41 years and has published pharmaceutical research papers in Chinese medical journals such as “China Medical Industry Journal” and “Gansu Pharmaceutical”. In June 1986, Mr. Xin received a bachelor’s degree in pharmacy from the School of Medicine at Lanzhou University. Mr. Xin received his master’s degree in business administration from Beijing Technology and Business University in December 2001.

Mr. Zhanchang Xin is the father of Mr. Chen Xin and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Effective from July 30, 2026, the Board appointed Ms. Hong Li (“Ms. Li”) as the Co-Chief Executive Officer of the Company.

The biographical information of Ms. Li is set forth below:

Ms. Li has extensive experience in financial management and accounting. Since August 2008, Ms. Li has served as the Chief Financial Officer of Gansu Qilianshan Pharmaceutical Co. Ltd. She has worked for Gansu Qilianshan Pharmaceutical Co. Ltd. for 35 years. Ms. Li received her bachelor’s degree in financial management from Gansu Open University.

Ms. Li does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 30, 2026

BGM GROUP LTD.

By:	/s/ Huandi Zhao
Name:	Huandi Zhao
Title:	Co-Chief Executive Officer and Director (Principal Executive Officer)